Filed by Inktomi Corp
Pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed Pursuant to Rule 14a-12 under the Exchange Act of 1934 Subject Company: Inktomi Corporation Commission File No. 000-24339

Except for the historical information contained herein, this document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted and reported results should not be considered an indication of future performance. The potential risks and uncertainties include, among others, Inktomi's limited operating history, history of losses, substantial dependence on Network Products, need to attract and retain portal customers and merchants, uncertainty of market acceptance, risks associated with acquisitions and entry into new markets, and substantial competition. In particular, in connection with the acquisition of FastForward Networks, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to successfully manage its changing relationships with customers, suppliers, resellers, and strategic partners; failure of the combined company's customers to accept new product offerings; and failure to achieve anticipated synergies in the merger. For factors that could affect the business and financial results of Inktomi generally, see "Factors Affecting Operating Results" contained in our Quarterly Report on Form10-Q filed with the Securities and Exchange Commission on August 14, 2000. Inktomi cautions readers not to place undue reliance upon any such forward looking statements, which speak only as of the date made. Inktomi expressly disclaims any obligations or undertaking to release publicly any updates or revision to any such statements to reflect any change in Inktomi's expectations or any change in events, conditions or circumstances on which any such statement is based.

Inktomi Acquires FastForward Networks

September 2000

Safe Harbor

Inktomi

This presentation contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this presentation include, but are not limited to, those relating to the size of the market we are entering, general rapid expansion of our business, including the expansion of our network products and portal services, our ability to develop multiple applications, our planned introduction of new products and services, the possibility of acquiring complementary businesses, products, services and technologies and our development of relati

Internet Industry

Inktomi®

Applications

Internet Infrastructure Software

Network Hardware

Internet Industry

Inktomi®

- Applications
- Portal Services
- Network Software
- Network Hardware

Inktomi's Offerings

Inktomi

Wireless

Enterprise

Network Products

Value-Added Services

- Traffic Server
- Content Delivery Suite
- Media Products

Portal Services

- Search Engine
- Commerce Engine

Core Technology

1. Coupled Cluster
2. Dataflow
3. Concept Induction

Market Share

Inktomi®

52%

Source: Inktomi Internal

Network Products Leadership

Inktomi

Traffic Server Carrier Class Caching
Value Added Services
CDN
Content Bridge
fastforward networks
Internet Broadcasting
1997
1998
1999
2000
2001

Internet Broadcasting

Content
Big Brother
abc
Internet
Cable
xDSL
Satellite
LMDS
Devices

- The Internet will be the next broadcast medium
  - Support for thousands of channels to millions of simultaneous users
  - Delivers rich media to all devices
  - Driving growth of the Internet

What is FastForward Networks?

Inktomi®

- First scalable technology for the distribution and management of live broadcasting over the Internet
- Platform for next generation of media infrastructure
- Allows millions of users to experience a vibrant and entertaining Internet
- Allows network service providers to build profitable businesses based on Internet broadcasting

About FastForward Networks

Inktomi

- Founded mid-1998
  - Abhay Parekh Ph.D., MIT, IBM, Sun
  - Prof. Steve McCanne Ph.D., EECS UC Berkeley
- 75 employees
- Based in San Francisco
- Customers include Digital Island and Real Broadcast Network
- Investors include AOL, Accel, Bowman Capital, Enron, RealNetworks, Sun Microsystems and Inktomi

Why FastForward Networks ?

Inktomi

- Technology leader
- Build out of Network Products
- Product, people and passion
- Parallel strategy and business models
- Single source provider to network and enterprise customers

Why Now?

Inktomi

- $40 billion market by 2003*
- Early mover will win
- First to market advantage
- Internet and enterprise customer push

* Aberdeen

1st Generation Internet Broadcasting – Brute Force

Content Producer
Internet
Media Clients

- Economical
- Control
- Scale

FastForward Networks Technology

Content Producer
X
abc
TNT
Media Clients

- Quality of Service
- Manageability
- Scalability
- Fault tolerant
- Supports all protocols
- Hardware agnostic
- Economical
- Monetization
- Platform for services

Short-term Catalysts

- Organizational integration
- Existing customer adoption
- New customers
- New technology for Content Bridge Alliance

Summary

- First scalable software technology for distribution and management of Internet broadcasts
- Rapidly growing market - $40 billion by 2003
- First mover advantage
- More to come in building out Inktomi position

Network Products

Inktomi

Applications
Traffic Server
Content Delivery Suite
Media
Network Hardware

Network Products

Inktomi

Network Products
Content on Demand
Filtering
Content Distribution
Transformation
On Demand Video/Audio
Live Video/Audio
Traffic Server
Content Delivery Suite